Exhibit 99.2

51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

VERSES AI Inc. (the “Company” or “VERSES”) 205 - 810 Quayside Drive

New Westminster, British Columbia V3M 6B9

Item 2 Date of Material Change

January 9, 2025.

Item 3 News Release

The news release was disseminated on January 9, 2025 through Globe Newswire and subsequently filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced that it had closed its previously announced “reasonable best efforts” offering by way of prospectus supplement (the “Offering”). Pursuant to the Offering, the Company issued 12,738,853 units of the Company (the “Units”) at a price of C$1.57 per Unit for gross proceeds of approximately C$20,000,000. Each Unit is comprised of one Class A Subordinate Voting Share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder to purchase one Share of the Company (a “Warrant Share”) at an exercise price of C$1.96 per Warrant Share at any time until January 9, 2028, subject to adjustment in certain events. The Offering was completed pursuant to an agency agreement dated January 9, 2025 between the Company and A.G.P. Canada Investments ULC (“A.G.P. Canada”).

Item 5 Full Description of Material Change

The Company announced that it had closed its previously announced Offering by way of prospectus supplement. Pursuant to the Offering, the Company issued 12,738,853 Units at a price of C$1.57 per Unit for gross proceeds of approximately C$20,000,000. Each Unit is comprised of one Share and one-half of one Warrant. Each Warrant shall entitle the holder to purchase one Warrant Share at an exercise price of C$1.96 per Warrant Share at any time until January 9, 2028, subject to adjustment in certain events. The Offering was completed pursuant to an agency agreement dated January 9, 2025 between the Company and A.G.P. Canada.

A.G.P. Canada acted as the lead agent for the Offering, A.G.P./Alliance Global Partners (A.G.P.) acted as US Agent and Clear Street LLC and TriView Capital Ltd. acted as Financial Advisors in connection with the Offering.

The net proceeds of the Offering are expected to be used primarily to strengthen the Company’s financial position and provide liquidity to finance ongoing operations, including, in particular, the Company’s expenses incurred, and expected to be incurred, in connection with the Company’s research and development objectives, and for working capital and general corporate purposes.

In connection with the Offering, the Company paid A.G.P. Canada a cash commission equal to 8% of the gross proceeds of the Offering and issued to A.G.P. Canada or such selling agents such number of compensation warrants as is equal to an aggregate of 8% of the number of Units sold pursuant to the Offering (the “Compensation Warrants”). Each Compensation Warrant is exercisable into a Unit at an exercise price of C$1.57 per Unit until January 9, 2028. The cash commission and the number of Compensation Warrants was reduced to 2.0% in respect to the portion of aggregate gross proceeds of the Offering attributable to subscribers identified by the Company.

The Offering was completed pursuant to a prospectus supplement dated January 7, 2025 (the “Supplement”) to the Company’s base shelf prospectus receipted on September 26, 2024 (the “Base Shelf Prospectus”). Copies of the Supplement and the Base Shelf Prospectus can be obtained on SEDAR+ at www.sedarplus.ca.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

None.

Item 8 Executive Officer

For further information, contact:

Kevin Wilson

Chief Financial Officer

Tel. (323) 868-0514

Email: Kevin.w@verses.io

Item 9 Date of Report

January 15, 2025